UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K/A
AMENDMENT NO. 1

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2006

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File Number 1-15052

THE UNITED ILLUMINATING COMPANY 401(k)/
EMPLOYEE STOCK OWNERSHIP PLAN
(Full Title of the Plan)

157 Church Street
New Haven, CT 06506
(Name of the issuer of the securities held pursuant to the plan and the address of its principal executive offices)

11K/A

AMENDMENT NO. 1

EXPLANATORY NOTE

The Form 11-K for The United Illuminating Company 401(k)/Employee Stock Ownership Plan is being amended to reposition the Report of Independent Registered Public Accounting Firm to page 1 of our filing and to attach the Consent of Independent Registered Public Accounting Firm as Exhibit 23.  In our original filing, the Report of Independent Registered Public Accounting Firm was identified as Exhibit 23 in error and was omitted from page 1.

Report of Independent Registered Public Accounting Firm

Pension and Benefits Committee of The United Illuminating Company
The United Illuminating Company 401(k)/Employee Stock Ownership Plan

We have audited the accompanying statements of net assets available for plan benefits of The United Illuminating Company 401(k)/Employee Stock Ownership Plan (the Plan) as of December 31, 2006 and 2005, and the related statement of changes in net assets available for plan benefits for the year then ended December 31, 2006.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in its net assets available for plan benefits for the year ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedules on pages 12 through 14 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  These supplemental schedules are the responsibility of the Plan’s management.  The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Dworken, Hillman, LaMorte & Sterczala, P.C.
Shelton, Connecticut
June 28, 2007

Four Corporate Drive, Suite 488, Shelton, CT  06484  ▪ 203-929-3535 ▪  fax 203-929-5470 ▪ www.dhls.com

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

THE UNITED ILLUMINATING COMPANY
401(K)/EMPLOYEE STOCK OWNERSHIP PLAN

Date: July 6, 2007	By /s/ Steven P. Favuzza
Steven P. Favuzza
Assistant Vice President,
Corporate Financial Planning

THE UNITED ILLUMINATING COMPANY 401(K)/
EMPLOYEE STOCK OWNERSHIP PLAN

Index to Exhibits

Exhibit No.	Description
23	Consent of Dworken, Hillman, LaMorte & Sterczala